UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

Critical Path Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22674V100

(CUSIP Number)

Eirene Yeung

Cheung Kong (Holdings) Limited

8th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

(852-2128-8888)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

John A. Otoshi

Latham & Watkins LLP

41st Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong

(852-2522-7886)

April 29, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following box  ☐.

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 22674V100

1.	Name of Reporting Person CHEUNG KONG (HOLDINGS) LIMITED – Not Applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 167,898,598 (including shares disclaimed, see 11 below)
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 167,898,598 (including shares disclaimed, see 11 below)

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

167,898,598, of which Cheung Kong (Holdings) Limited expressly disclaims beneficial ownership of 9,676,739 shares beneficially owned by Hutchison Whampoa Limited and

Cenwell Limited.

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 40.1%(1)
14.	Type of Reporting Person HC, CO

SCHEDULE 13D

CUSIP No. 22674V100

1.	Name of Reporting Person CAMPINA ENTERPRISES LIMITED – Not Applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 158,221,859
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 158,221,859

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 158,221,859
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 37.7%(1)
14.	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 22674V100

1.	Name of Reporting Person HUTCHISON WHAMPOA LIMITED – Not Applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 9,676,739
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 9,676,739

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,676,739
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 2.3%(1)
14.	Type of Reporting Person HC, CO

SCHEDULE 13D

CUSIP No. 22674V100

1.	Name of Reporting Person CENWELL LIMITED – Not Applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 9,676,739
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 9,676,739

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,676,739
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 2.3% (1)
14.	Type of Reporting Person CO

(1)

Applicable percentage ownership of the common stock of the Company, par value $0.001 per share (the “Common Stock”) is based on 419,192,848 shares of Common Stock issued and outstanding as of May 1, 2008.

Item 1.	Security and Issuer.

This Amendment No. 9 amends the Statement on Schedule 13D (the “Schedule 13D”) previously filed with the Securities and Exchange Commission (the “SEC”) by Cheung Kong (Holdings) Limited (“Cheung Kong”) on December 22, 2001 with respect to the common stock of the Company, as subsequently amended and restated in its entirety by Amendment 1 thereto filed by Cheung Kong on December 1, 2003, and amended by Amendments 2, 3, 4, 5, 6, 7 and 8 thereto filed by Cheung Kong on July 14, 2004, October 4, 2004, January 3, 2005, December 20, 2006, October 18, 2007, December 11, 2007 and February 26, 2008, respectively (together, the “Prior 13D Filings”). The address of the principal executive office of the Company is Two Harrison Street, 2nd Floor, San Francisco, CA 94105. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Prior 13D Filings.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by inserting the following at the end thereof:

On April 29, 2008, the Company consummated the merger pursuant to the Agreement and Plan of Merger, dated as of December 5, 2007, and amended as of February 19, 2008 (the “Merger Agreement”), by and among the Company, CP Holdco, LLC (“Parent”), CP Merger Co. (“Merger Sub”), a wholly-owned subsidiary of Parent, pursuant to which Merger Sub merged with and into the Company with the Company continuing as the surviving corporation (the “Merger”). On April 29, 2008, the Company also amended and restated its Amended and Restated Articles of Incorporation in the form of the Second Amended and Restated Articles of Incorporation.

At the effective time of the Merger, each share of the Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than any shares owned by Parent or shareholders who are entitled to and who properly exercise dissenters’ rights under California law) was cancelled and converted into the right to receive $0.102 in cash, without interest and less any required withholding taxes, plus a contingent right (the “Contingent Litigation Recovery Right”) to receive a pro rata amount of any net recovery received by the Company with respect to an action pending in the United States District Court for the Western District of Washington captioned Vanessa Simmonds v. Bank of America Corporation and J. P. Morgan Chase & Co., without interest and less any required withholding taxes, for each share of Common Stock.

Pursuant to the terms of the Company’s Second Amended and Restated Articles of Incorporation and a Note Exchange Agreement, dated as of December 5, 2007, by and among the Company, Campina and other holders of its outstanding 13.9% promissory notes due June 30, 2008 (the “13.9% Notes”), on April 29, 2008, the Company effected a recapitalization consisting of a 70,000-to-1 reverse stock split of its Series E Redeemable Convertible Preferred Stock, par value $0.001 per share (the “Series E Preferred Stock”), the conversion of all of its outstanding Series D Cumulative Redeemable Convertible Preferred Stock, par value $0.001 per share, and Series E Preferred Stock outstanding following the reverse stock split into shares of Common Stock, and the exchange of all of the outstanding 13.9% Notes for Common Stock. Fractional shares of Series E Preferred Stock resulting from the reverse stock split will be cashed out, on an as if converted to Common Stock basis, at a per share price equal to $0.102 in cash plus the Contingent Litigation Recovery Right, without interest and less any required withholding taxes.

As a result of the Merger, the Company became a privately held company and, on April 29, 2008, the Common Stock ceased trading in the over-the-counter market on the OTC Bulletin Board owned by the Nasdaq Stock Market, Inc. The Company filed a Form 15 on April 29, 2008, suspending the Company’s reporting obligations under Sections 12 and 15 of the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer.

The paragraphs of subsection (a)—(b) of Item 5 are hereby amended and replaced in their entirety with the following paragraphs:

(a) – (b) Cheung Kong, through its ownership of Campina, is deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of 158,221,859 shares of Common Stock. Cheung Kong has shared power over the voting and disposition of such securities. In addition, Cheung Kong, through its ownership of 49.9% of the issued shares of Hutchison Whampoa Limited (“Hutchison”), may be deemed to share voting and dispositive power over the 9,676,739 shares of Common Stock beneficially owned by Hutchison and Cenwell. This aggregate beneficial ownership of 167,898,598 shares of Common Stock represents 40.1% of the Common Stock, based on a total of 419,192,848 shares of Common Stock (the “Outstanding Common Stock”). Pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by Hutchison and Cenwell, and the filing of this statement shall in no way be construed as an admission that Cheung Kong is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares.

Campina is the beneficial owner of 158,221,859 shares of Common Stock representing 37.7% of the Outstanding Common Stock. Campina has shared power over the voting and disposition of such securities.

Hutchison, through its ownership of Cenwell, is deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of 9,676,739 shares of Common Stock, representing 2.3% of the Outstanding Common Stock. Hutchison has shared power over the voting and disposition of such securities.

Cenwell is the beneficial owner of 9,676,739 shares of Common Stock, representing 2.3% of the Outstanding Common Stock. Cenwell has shared power over the voting and disposition of such securities.

Dragonfield Limited (“Dragonfield”) is a corporation organized under the laws of the British Virgin Islands that is wholly owned by Li Tzar Kuoi, Victor, Managing Director and Deputy Chairman of Cheung Kong. Dragonfield is the beneficial owner of 767,856 shares of Common Stock, representing 0.2% of the Outstanding Common Stock. Lion Cosmos Limited (“Lion Cosmos”) is a corporation organized under the laws of the British Virgin Islands and a wholly owned subsidiary of Li Ka-shing (Overseas) Foundation (founded by Li Ka Shing, Chairman of Cheung Kong and Hutchison). Lion Cosmos is the beneficial owner of 2,132,934 shares of Common Stock, representing 0.5% of the Outstanding Common Stock.

As a result of the agreements described in Item 4 and item 6, Cheung Kong, Hutchison, Dragonfield and Lion Cosmos may be deemed to be a group for purposes of Section 13(d) of the Exchange Act with respect to their holdings of the Common Stock. Cheung Kong and Hutchison expressly disclaim being such a group with Dragonfield and Lion Cosmos and neither the filing of this Schedule 13D nor any of its content will be deemed to constitute an admission that either Cheung Kong or Hutchison is the beneficial owner of any shares of equity securities owned by Dragonfield and Lion Cosmos for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

As a result of the agreements described in Item 4 and Item 6, General Atlantic LLC (“General Atlantic”), the GA shareholders, Cheung Kong and Hutchison may be deemed to be a group for purposes of Section 13(d) of the Exchange Act with respect to their holdings of the Common Stock. Cheung Kong and Hutchison expressly disclaim being such a group with General Atlantic and the GA shareholders and neither the filing of this Schedule 13D nor any of its content will be deemed to constitute an admission that either Cheung Kong or Hutchison is the beneficial owner of any shares of equity securities owned by General Atlantic, the GA shareholders and/or any of their affiliates for purposes of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by inserting the following at the end thereof:

Campina and Cenwell are parties to a Shareholders Agreement, dated as of May 1, 2008, among themselves, the Company, the GA Shareholders, Dragonfield, Lion Cosmos and Ace Paragon Holdings Limited (the “Shareholders Agreement”). The Shareholders Agreement provides for certain transfer restrictions, corporate governance and other matters relating to the parties’ interests in the Company after the consummation of the Merger. A copy of the Shareholders Agreement is filed herewith as Exhibit 99.1.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended by inserting the following at the end thereof:

Exhibit 99.1:	Shareholders Agreement, dated as of May 1, 2008, by and among the the Company and the Shareholders named on Schedule I thereto.(1)

(1)	Incorporated by reference into this Statement on Schedule 13D from the Statement on Schedule 13D of General Atlantic LLC, filed with the SEC on May 2, 2008.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2008

CHEUNG KONG (HOLDINGS) LIMITED

By:	/s/ Ip Tak Chuen, Edmond
Name:	Ip Tak Chuen, Edmond
Its:	Director

CAMPINA ENTERPRISES LIMITED

By:	/s/ Ip Tak Chuen, Edmond
Name:	Ip Tak Chuen, Edmond
Its:	Director

HUTCHISON WHAMPOA LIMITED

By:	/s/ Ip Tak Chuen, Edmond
Name:	Ip Tak Chuen, Edmond
Its:	Authorized Signatory

CENWELL LIMITED

By:	/s/ Ip Tak Chuen, Edmond
Name:	Ip Tak Chuen, Edmond
Its:	Authorized Signatory